UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Super Micro Computer, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

86800U104

(CUSIP Number)

December 31, 2010

(Date of Event with Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP NO. 868000104

1.	NAMES OF REPORTING PERSONS Yih-Shyan (Wally) Liaw
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,546,146(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,546,146(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,546,146(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 150,000, shares held by Mr. Liaw, 357,874 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2010. 2,945,965 shares held by Liaw Family Trust, for which Mr. Liaw and his spouse serve as trustees 69,807 shares held by Mrs. Liaw, and 22,500 shares issuable upon the exercise of options granted to Mrs. Liaw, exercisable within 60 days after December 31, 2010.

(Page 2 of 6 Pages)

CUSIP NO. 868000104

Item 1.

(a)	Name of Issuer:
Super Micro Computer, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
980 Rock Avenue, San Jose, CA 95131

Item 2.

(a)	Name of Person Filing:
Filed Yih-Shyan (Wally) Liaw

(b)	Address of Principal Business Office or, if None, Residence:
c/o Super Micro Computer, Inc., 980 Rock Avenue, San Jose, CA 95131.

(c)	Citizenship:
United States

(d)	Title of Class of Securities:
Common Stock, par value $0.001

(e)	CUSIP Number:
86800U104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

(Page 3 of 6 Pages)

CUSIP NO. 868000104

Item 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
3,546,146(1)

(b)	Percentage of Class:
9.3%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
3,546,146(1)
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
3,546,146(1)

(1)	Includes 150,000, shares held by Mr. Liaw, 357,874 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2010. 2,945,965 shares held by Liaw Family Trust, for which Mr. Liaw and his spouse serve as trustees 69,807 shares held by Mrs. Liaw, and 22,500 shares issuable upon the exercise of options granted to Mrs. Liaw, exercisable within 60 days after December 31, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

(Page 4 of 6 Pages)

CUSIP NO. 868000104

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

(Page 5 of 6 Pages)

CUSIP NO. 868000104

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2011

/s/ Yih-Shyan (Wally) Liaw Yih-Shyan (Wally) Liaw

(Page 6 of 6 Pages)